Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice - April 4th, 2011.
2.	Minutes of a meeting of the board of directors of April 4th, 2011.
3.	Draft of bylaws of Ultrapar Participações S.A., subject to changes.
4.	Draft of bylaws of Ultra S.A. Participações, subject to changes.
5.	New Ultra S.A. Participações shareholders agreement.
6.	Market announcement - April 4th, 2011.

Item 1.

ULTRAPAR PARTICIPAÇÕES S.A.
CNPJ nº 33.256.439/0001- 39
PUBLICLY TRADED COMPANY

MATERIAL NOTICE

New corporate governance structure

Migration to the Novo Mercado listing segment of BM&FBOVESPA

Conversion of each preferred share into one common share

Strengthening of the Board of Directors, creation of audit committee and compensation committee

Mandatory tender offer in the event of a relevant acquisition: 20% of the capital stock

No poison pills, voting limitation and unequal treatment provisions

Ultrapar Participações S.A. (“Ultrapar” or “Company”) reports to its shareholders and the market, as required by Law nr. 6,404/76 (“Brazilian Corporate Law”) and CVM rule nr. 358/02, that its Board of Directors resolved today to submit to the general shareholders’ meeting and to a special preferred shareholders’ meeting a proposal to (a) convert any and all shares of preferred stock issued by the Company into shares of common stock, on a 1-to-1 conversion ratio; (b) amend the Company's current bylaws (Estatuto Social), modifying several of its provisions, aiming to strengthen the Company's corporate governance; and (c) adhere to the Novo Mercado segment of BM&FBOVESPA.

The Board of Director's meeting was preceded by a resolution to the same effect taken by the shareholders of Ultra S.A. Participações (“Ultra S.A.”), the Company's current controlling shareholder.

The Board believes that these decisions will bring Ultrapar's corporate governance into line with the Company’s current stage and profile and will enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity.

Stages to implement the new corporate governance structure

Ultrapar will immediately start discussions with BM&FBOVESPA in order to obtain all necessary authorizations to list its shares on the Novo Mercado segment, including through the submission of the proposed amendments to its bylaws.

Once the listing and Ultrapar's amended bylaws are approved by BM&FBOVESPA, a Company's  extraordinary general shareholders' meeting ("Extraordinary Shareholders’ Meeting") will be called to decide upon (a) the conversion of all shares of preferred stock issued by the Company into shares of common stock, on a 1-to-1 conversion ratio (“Conversion”); (b) the amendment of the Company's bylaws; (c) the adherence of the Company to the rules of the Novo Mercado segment of BM&FBOVESPA; and (d) the confirmation that the new provisions related to the rights of all Company's shareholders in the event of a change in control, pursuant to its new bylaws, are equivalent to the provisions of the Company’s controlling shareholders’ agreement of March 22nd, 2000, which will be automatically terminated, should such equivalence be recognized and approved.

The effectiveness of the Extraordinary Shareholders’ Meeting resolutions will depend on the ratification by the special preferred shareholders' meeting (“Preferred Shareholders’ Meeting”), to be held on the date of the Extraordinary Shareholders’ Meeting.

The preferred shareholders who dissent from the resolutions above will have withdrawal rights considering their shareholdings as of the close of trading on April 4th, 2011. Further information regarding the withdrawal rights can be obtained in the Market Announcement released today.

The Extraordinary Shareholders’ Meeting and the Preferred Shareholders’ Meeting are expected to be held within 60 to 90 days as from the date of this material notice.

Material amendments to the bylaws

The material proposed amendments to the bylaws are the following:

(a) mandatory tender offer (“Tender Offer”) to 100% of the Company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the Company's shares, excluding treasury shares. The Tender Offer price will be the highest price per share paid by the buyer in the previous 6 (six) months, adjusted by the SELIC rate, in addition to any tender offers otherwise required by the Brazilian Corporate Law and by the Novo Mercado segment rules;

(b) minimum of 30% of independent members of the Board of Directors; and

(c) creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee will be composed of at least two independent members who are not directors; and the compensation committee will be composed of at least two independent directors.

There will not be any limitation on voting rights, special treatment to current shareholders, tender offers for a price above that of the acquisition of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated.

Accordingly, all Ultrapar shareholders will be granted identical voting rights to actively participate in the decisions of the shareholders’ meeting, which the Board believes will build an even better company and will improve its longevity.

Ultra S.A.

Ultra S.A.’s shareholders executed, on April 1st, 2011, a new shareholders’ agreement ("New Ultra S.A. Agreement"), the effectiveness of which is subject to the approval of the Company’s Conversion. The New Ultra S.A. Agreement will replace the shareholders’ agreement currently in place. The terms and conditions of the New Ultra S.A. Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purposes and form of the preliminary meetings to be held prior to the Company’s certain shareholders’ meetings.

2

The New Ultra S.A. Agreement will be valid for a 2-year term, renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares.

Ultra S.A.’s bylaws shall also be amended ("New Ultra S.A. Bylaws") to adjust it to the provisions of the New Ultra S.A. Agreement and to provide its shareholders the unrestricted right to exchange their Ultra S.A. shares for Company’s shares owned by Ultra S.A.

Further information

The resolution taken on April 1st, 2011 at the Ultra S.A. shareholders’ preliminary meeting determined Ultra S.A.’s vote at the Extraordinary Shareholders’ Meeting.

The Company will keep the market informed about the development of each stage of the implementation of the above mentioned new corporate governance structure and makes the drafts of the amended bylaws – subject to future changes and to approval by BM&FBOVESPA –, the New Ultra S.A. Bylaws and the New Ultra S.A. Agreement publicly available at www.ultra.com.br and www.cvm.gov.br.

The proposals described herein, if approved, will be conducted pursuant to the Brazilian Corporate Law and will be subject to disclosure requirements that are different from those of the United States.

São Paulo, April 4th, 2011.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Statements contained herein, which are not historical facts, relating to the projected capital structure, capital expenditures forecasts, potential growth of business, expected attraction and retention of talented professionals, improved corporate governance, value creation and longevity of the Company, among others, are forward-looking statements.  The words “believe,” “anticipate,” “expect,” “estimate,” “will,” “plan,” “may,” “shall,” “intend,” “foresee,” “project,” and other variations, as well as similar words, are intended to identify forward-looking statements. Forward-looking statements involve a number of risk and uncertainties, including, but not limited to, changes in the general economic and business conditions, competition, changes in regulations and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31st, 2009.  These forward-looking statements speak as of the date they were made or as of the date hereof, and the Company undertakes no obligation to update the forward-looking statements contained herein.

Item 2.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (03/2011)

Date, Time and Location:

April 4th, 2011, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, 1343, 9th floor, in the City and State of São Paulo.

Attendance:

All members of the Board of Directors, including those participating by teleconference.

Discussed and approved matters:

In order to improve Ultrapar's corporate governance and enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity, the members of the Board of Directors approved:

1. the conversion of all shares of preferred stock issued by the Company into shares of common stock, on a 1-to-1 conversion ratio (the “Conversion”);

2. the admission of the Company’s shares for trading on the New Market (Novo Mercado) listing segment of the BM&FBOVESPA and the amendment of its bylaws, (Estatuto Social) pursuant to the proposal that was read and discussed among those present (Annex 1 to these minutes), which will be submitted to the review and approval of the BM&FBOVESPA;

3. once the proposed bylaws are approved by the BM&FBOVESPA, the calling of an extraordinary  shareholders’ meeting and a special preferred shareholders’ meeting to deliberate on items 1 and 2 above, and also on the confirmation that the new provisions related to the rights of all Company’s shareholders in the event of a sale of control of the Company, pursuant to its new bylaws, are equivalent to the provisions of the Company’s Controlling Shareholders Agreement, dated March 22nd, 2000, which will terminate automatically, without any further action, should such equivalence be recognized and approved. The effectiveness of the resolutions taken at the extraordinary shareholders’ meeting with respect to the subject matters referred to herein shall be conditioned on their approval by the special preferred shareholders’ meeting; and

4. that the board of officers of the Company implement the procedures and actions in connection with the Conversion and the adherence to the New Market segment of the BM&FBOVESPA, including, but not limited to, the negotiation of the terms and conditions of the agreements and documents, as required by the BM&FBOVESPA, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and any other body, agency or third party in general, pursuant to the resolutions taken at this meeting.

General Observations and Adjournment:

(i) pursuant to article 137, section I of the Brazilian corporate law, the preferred shareholders who dissent from the resolutions to be taken at the extraordinary shareholders’ meeting regarding the abovementioned subject matters shall have a right to withdraw from the Company, for a price based on the shareholders’ equity reported in the Company´s most recent approved financial statements.  The withdrawal right may only be exercised by the dissenting shareholders who hold the preferred shares of the Company from the close of trading on April 4th, 2011 up to the exercise date of such right; and

(ii) the resolutions were approved with no qualifications by all members of the Board of Directors present at the meeting, including those who participated by teleconference.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned directors present.

Members of the Board of Directors:

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

2

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

3

Item 3.

Draft Bylaws - New Market

ULTRAPAR PARTICIPAÇÕES S.A.
BYLAWS

CHAPTER I
Name, Headquarters, Purpose and Term

Article 1.          The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Article 2.          The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.          The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.          The Company is organized for an indefinite term.

CHAPTER II
Capital Stock and Shares

Article 5.         The subscribed and paid-in capital stock is three billion, six hundred ninety-six million, seven hundred seventy-two thousand, nine hundred fifty-seven reais and thirty-two cents (R$ 3,696,772,957.32), represented by five hundred forty-four million, three hundred eighty-three thousand, nine hundred ninety-six (544,383,996) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1           All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2           The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.         The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7           The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

Draft Bylaws - New Market

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.         The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.

Article 9.          Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III
Shareholders’ Meetings

Article 10.       The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1           Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2           The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3           The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.       Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1           The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

Draft Bylaws - New Market

§ 2           The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.        At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.        Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.

Article 14.        Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Draft Bylaws - New Market

Article 15.       The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.

§ 1           The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the Compensation Committee, as provided for in Article 42 herein.

§ 2           The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV
Management – General Rules

Article 16.        The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.           The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

CHAPTER V
Board of Directors

Section I – Members

Article 17.       The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1           The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.

§ 2           The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3           The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company

Draft Bylaws - New Market

or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.        At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.

§ 1           Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.

§ 2           Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.

§ 3           Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).

Article 19.       If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.           The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.

Section II – Election

Article 20.        Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1           Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2           At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously

Draft Bylaws - New Market

performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.

§ 3           The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4           The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.

§ 5           The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6           Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.        When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1           The Company, immediately after receiving the request, shall notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2           After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.

§ 3           In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws..

Draft Bylaws - New Market

§ 4           Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 5           Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 6           In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 7           In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.        In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.       The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.        The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1           The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2           The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3           In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

Draft Bylaws - New Market

§ 4           The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.        Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.           In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.        No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.        Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28.       The Board of Directors shall have the power to:

a)           set the general guidelines of the Company’s and its subsidiaries’ business;

b)           elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c)           oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d)           express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)           fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;

Draft Bylaws - New Market

f)           define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the Compensation Committee’s proposal;

g)           grant stock options under the terms of Article 8 of these Bylaws, as well as fixing other forms of variable compensation of the directors and executive officers of the Company and its controlled companies involving Company’s shares;

h)           call the Shareholders’ Meetings;

i)           submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j)           propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 54 of these Bylaws;

k)           approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)           pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)           submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)           authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)           approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)           approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)           approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)           select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

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s)           provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;

t)           make public statements concerning the terms of a tender offer involving the shares of the Company; and

u)           pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.        The Chairman of the Board of Directors shall:

a)           call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b)           call and preside the meetings of the Board of Directors;

c)           communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)           convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.       The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI
Board of Executive Officers

Article 31.       The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer. Decisions by the Board of Executive Officers shall be made by majority vote, and the Chief Executive Officer, in addition to his/her own vote, will have the casting vote.

Article 32.        The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum.

Article 33.       The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any

Draft Bylaws - New Market

location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1           Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2           The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3           The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.        The Chief Executive Officer shall:

a)           direct, instruct and coordinate the activities of the Company;

b)           call and preside over the meetings of the Board of Executive Officers; and

c)           represent the Company in court, either as plaintiff or defendant.

Article 35.       The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.        The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37.        The executive officers shall substitute each other, subject to the following conditions:

a)           in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)           in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

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CHAPTER VII
Committees

Article 38.        The Company shall have the following support committees to the Board of Directors:

(a) Audit Committee; and

(b) Compensation Committee.

§ 1           The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have restricted and specific purposes, a limited term, and may appoint their respective members.

§ 2           The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, Compensation Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Section I – Audit Committee

Article 39.       Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

§ 1           The members of the Audit Committee shall be elected by the Board of Directors.

§ 2           The External Members of the Audit Committee shall:

(a)           not be a member of the Board of Directors of the Company or of its controlled companies;

(b)           meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws; and

(c)           have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

Article 40.        The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.

§ 1           During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)           death or resignation;

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(b)           unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)           a substantiated decision of the Board of Directors.

§ 2           In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 3           The Audit Committee shall:

(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information and the periodic financial statements prepared by the Company;

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

§ 4           The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.

Article 41.        In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Audit Committee, for the duration of the term of office of the elected members of the Statutory Audit Committee, shall operate as the Statutory Audit Council, exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

Section II – Compensation Committee

Article 42.       The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors.

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Sole Paragraph.            The Compensation Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

CHAPTER VIII
Statutory Audit Council

Article 43.      The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

§ 2           The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3           The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.

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CHAPTER IX
Tender Offers

Section I – Sale of a Controlling Interest

Article 44.       The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

§ 1           The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.

§ 2           No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.

§ 3           After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to recompose a twenty-five percent (25%) Free Float within the following six (6) months.

§ 4           In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.

Article 45.       The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.

Section II – Acquisition of Relevant Interest

Article 46.       Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

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§1            The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III – Indemnity Obligations

Article 47.       In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have eventually acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date.

Section IV – Deregistration as Publicly-Held Company and
Withdrawal from the New Market

Article 48.        In the event the shareholders present at a Shareholders’ Meeting  approve:

(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of  Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market

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within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

§ 1           The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.

§ 2           The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.

§ 3           The offeror shall pay the costs of preparation of the appraisal report.

Article 49.       In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

Article 50.        The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

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§ 1           The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.

§ 2           In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.

§ 3           In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

§ 4           In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

Article 51.       A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

CHAPTER X
Arbitration Court

Article 52.       The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.

CHAPTER XI
Fiscal Year

Article 53.        The fiscal year begins on January 1st and ends on December 31st of each year.

Draft Bylaws - New Market

Article 54.       After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

a)           Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock;

b)           fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

c)           by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 1           The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2           Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII
Miscellaneous

Article 55.       The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

Article 56.       The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

Draft Bylaws - New Market

CHAPTER XIII
Definitions

Article 57.        For the purposes of these Bylaws, the terms below shall have the following meanings:

“Arbitration Regulation” means the Market Arbitration Chamber Regulation;

“BM&FBOVESPA” means BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros;

“Bylaws” means the bylaws of Ultrapar Participações S.A.;

“Chairman” means the chairman of the Board of Directors;

“Company” means Ultrapar Participações S.A.;

“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;

“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;

“CVM” means the Brazilian Securities and Exchange Commission – CVM;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of

Draft Bylaws - New Market

Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;

“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;

“New Market” means the Novo Mercado segment of the BM&FBOVESPA.

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Regulation” means the Regulation for listing in the BM&FBOVESPA New Market;

“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;

“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

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“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;

“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Vice-Chairman” means the vice-chairman of the Board of Directors.

Item 4.

Bylaws of Ultra S.A. Participações

Chapter I

Name, Headquarters, Purpose and Term

Article 1 – The name of the company is Ultra S.A. Participações and its head-office and jurisdiction are located in the capital of the São Paulo State, at Avenida Brigadeiro Luís Antônio, 1343, 9th floor (the “Company”).

Article 2 – The purpose of the Company is to hold ownership interests in other companies, as well as to invest in securities or real property not subject to governmental authorization.

Article 3 – The Company is organized for an indefinite term.

Chapter II

Capital Stock and Shares

Article 4 – The capital stock of the Company is three hundred and seventy-three million, nine hundred and eighty thousand reais (R$ 373,980,000.00), represented by eighty-eight million, five hundred fifty-four thousand, nine hundred thirty-four (88,544,934) nominative shares, with no par value, of which (a) sixty-three million, two hundred two thousand, forty-eight (63,202,048) are common shares, and (b) twenty-five million, three hundred forty-two thousand, eight hundred eighty-six (25,342,886) are preferred shares.

Article 5 – Common shares entitle their holders to voting rights at the shareholders’ meetings.

Article 6 – Preferred shares, which are not convertible into common shares, do not entitle their holders to voting rights.

Article 7 – Each preferred share is entitled to priority upon the repayment of capital stock, without a premium, in the event of a liquidation of the Company, and shall receive dividends and bonuses in an amount exceeding ten percent (10%) of the amount attributed to each common share.

Chapter III

Shareholders' Meeting

Article 8 – The annual shareholders’ meeting shall be held within four months from the end of the fiscal year, and the extraordinary shareholders’ meetings shall be held whenever the Company’s interest shall so require.

Paragraph One – The shareholders’ meeting shall be called by the chairman of the Board of Directors or jointly by two directors.

Paragraph Two – The chairman of the Board of Directors shall preside over shareholders’ meetings or, in his/her absence and occasional unavailability, by the chief executive officer or, in the event of both of their absences, by a shareholder selected by the attendees.

Paragraph Three – The chairman shall invite one or more shareholders attending the meeting to act as secretaries.

Paragraph Four – Resolutions shall be adopted at shareholders’ meetings by absolute majority of votes, except for resolutions regarding amendments to these Bylaws, in which case a favorable vote of eighty percent (80%) of the voting shares will be required, subject to the provisions in Paragraph Five below.

Paragraph Five – The favorable vote of ninety-five percent (95%) of all the shares of the capital stock, including preferred shares, shall be required to amend the provisions of Chapter VI of these Bylaws.

Article 9 – Any shareholder may be represented by proxy at shareholders’ meetings provided that such proxy was granted less than one year prior to the meeting and the representative is a shareholder, a Company’s director or executive officer, or an attorney.

Article 10 – Minutes of the shareholders’ meetings shall be kept in the Company’s records as a summary of the resolutions.

Chapter IV

Company Management

Article 11 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, which shall have those powers and duties as provided for by law and these Bylaws.

Section I – Board of Directors

Article 12 – The Board of Directors shall be comprised of at least six (6) and at maximum twelve (12) members, elected by the shareholders’ meeting and removable by them at any time, for a term of office of one (1) year, with reelection being permitted. The shareholders’ meeting shall, at the time of the election, appoint the chairman of the Board of Directors.

Article 13 – The chairman of the Board of Directors shall be replaced, in his absence and unavailability, by the chief executive officer or, in the event of absence or unavailability of both individuals, by one of the Directors elected by the attendees.

Article 14 – The Board of Directors shall hold regular meetings once each quarter, and extraordinary meetings whenever the Company’s interest shall so require, which meetings shall be called either by the chairman of the Board of Directors or jointly by two directors.

Paragraph One – The Board of Directors meetings shall be held with the attendance of, at least, half the number of elected directors, and resolutions shall be passed by the majority of votes of the attending directors.

Paragraph Two – In addition to his/her own vote, the chairman of the Board of Directors will be entitled to the casting vote.

Paragraph Three – Summary minutes of the Board of Directors meetings shall be drafted and filed with the Public Registry of Mercantile Companies, and minutes containing resolutions affecting third parties shall be published.

Article 15 – The Board of Directors shall exercise the duties provided by law, as well as:

a.	Express their prior opinion with respect to acts or agreements the amount of which exceed five percent (5%) of the capital stock;

b.	Authorize the disposal of permanent assets, creation of security interests, and granting of collateral for third-party obligations, in an amount exceeding five percent (5%) of the capital stock;

c.	Adopt rules for the conduct of its business as well as rules for the conduct of the business of the Board of Executive Officers, containing the details of their duties;

d.	Determine the vote to be exercised by the Company at the shareholders’ meeting of Ultrapar Participações S.A. (“Ultrapar”);

e.	Authorize, “ad referendum” of the annual shareholders’ meeting, the payment of dividends based on semiannual balance sheets; and

f.	Declare interim dividends from the account of profits recorded in the latest annual or semiannual balance sheet.

Article 16 – The chairman of the Board of Directors shall:

a.	Preside over the shareholders’ meetings;

b.	Call and preside over the meetings of the Board of Directors, at which, besides his/her own vote, he/she will be entitled to the casting vote; and

c.	Follow and guide the performance of the actions recommended or required by the Board of Directors to the Board of Executive Officers.

Article 17 – The compensation of the members of the Board of Directors shall be determined by the shareholders’ meeting that elected them, which meeting shall further decide the compensation of the executive officers.

Section II – Board of Executive Officers

Article 18 – The Board of Executive Officers shall be comprised of, at least, three (3) and at maximum five (5) members, who may or may not be shareholders, residing in Brazil, and which shall be elected by the Board of Directors for a term of office of one

(1) year, with reelection being permitted.  One of the Executive Officers shall be the chief executive officer and the others shall have no specific designation.

Paragraph One – The chief executive officer shall be chosen by the members elected to serve in the Board of Directors.

Article 19 – The Board of Executive Officers shall perform acts in connection with the management of the Company and of its business.

Article 20 – The Company is bound by the signatures of two executive officers, or of one executive officer and one attorney-in-fact, or of two attorneys-in-fact. Powers of attorney must specify the powers granted and the expiration date thereof.

Sole Paragraph – In exceptional cases, the Company may be represented by one sole attorney-in-fact, whether an executive officer or not, whose power of attorney shall be granted specifically for such cases upon prior resolution adopted by the Board of Executive Officers.

Article 21 – The chief executive officer shall:

a.	represent the Company before third parties, either in or out of court;

b.	direct the activities of the Company, coordinating and supervising the acts of the other executive officers;

c.	cause compliance with the guidelines and actions recommended or determined by the Board of Directors;

d.	call and preside over the meetings of the Board of Executive Officers at which, besides his/her own vote, he/she will have the casting vote; and

e.
replace the chairman of the Board of Directors in his/her absence or occasional unavailability, as well as in case of vacancy of the position, in which case he/she will complete  the term of office of the replaced director.

Article 22 – The Board of Executive Officers shall hold meetings whenever the Company’s interest shall so require and their resolutions or decisions shall be approved by a majority of votes, and recorded in the minute books.

Sole Paragraph – The meetings shall be held with the minimum quorum of half the number of elected executive officers.

Article 23 – The executive officers shall hold office until the election and commencement of the term of their successors.

Chapter V

Statutory Audit Committee

Article 24 – The Company shall have a Statutory Audit Committee comprised of three (3) to five (5) members and an equal number of alternate members, without permanent operations, to be installed as provided for by law.

Sole Paragraph – The Statutory  Audit Committee shall have those duties as provided for by law, which duties may not be delegated, and the Committee members shall receive such compensation as may be fixed by the shareholders’ meeting that elected them.

Chapter VI

Liquidity – Exchange of shares

Article 25 – The shareholders may request from the Board of Executive Officers the full or partial exchange of their shareholdings in the Company for common shares of Ultrapar.

Paragraph One – The shareholder requesting such an exchange of shares will have the right to receive, in exchange, the number of common shares of Ultrapar necessary for providing such shareholder the same shareholding that such shareholder indirectly held in the capital stock of Ultrapar at the date of the request for exchange submitted to the Board of Executive Officers.

Paragraph Two – The shareholder shall send the request for the exchange to the Board of Executive Officers by registered letter, with return receipt requested, or cause it to be personally delivered upon signed receipt, setting forth the number and type of shares to be exchanged for common shares of Ultrapar.

Article 26 – The Board of Executive Officers, within five (5) days from receipt of the request for the exchange, shall send a letter in the form provided for in the preceding Article to all other shareholders and to the chairman of the Board of Directors, notifying them of (a) the request for the exchange made to the Board of Executive Officers; (b) the number of shares contemplated in the exchange; and (c) the possibility for the other shareholders of the Company to concomitantly exercise the right of exchange of their shares for shares of Ultrapar, in which case they must notify the Board of Executive Officers of such intention within five (5) days.

Paragraph One – After expiration of the period required for the other shareholders to provide notice of the exercise of their exchange right pursuant to Article 25 of these Bylaws, the Board of Executive Officers shall perform all acts necessary to give effect to the exchange within the following ten (10) days.

Paragraph Two – In the event the Board of Executive Officers determines there are limitations on the ability of the Company to carry out the exchange due to the lack of profits or reserves or any other legal impediment, it shall, within the period referred to in the preceding Paragraph, notify the chairman of the Board of Directors, who shall have the duty, within forty-eight (48) hours, to call a meeting of the Board of Directors, in order determine a solution that allows for the exchange of shares to be carried out, including a reduction of the capital stock of the Company, with delivery of common shares of Ultrapar.

Paragraph Three – In the event the solution allowing for the exchange of shares requires a shareholders’ meeting to be held, the Board of Directors shall call such a meeting as early as permitted by law, for the resolution authorizing the exchange of shares to be adopted.

Paragraph Four – Once the resolution authorizing the exchange of shares is adopted by the Board of Directors or by the shareholders’ meeting, it shall be immediately implemented by the Board of Executive Officers.

Article 27 – Any shares of the Company acquired by it as a result of the exchange may not be transferred to any parties and shall be held as treasury shares, subject to legal limitats, or cancelled at the Board of Directors’ discretion.

Chapter VII

Fiscal Year

Article 28 – The fiscal year shall begin on January 1st and end on December 31st of the same year.

Article 29 – After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for Income Tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

a.	Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock; and

b.	The entire remaining balance for payment of the mandatory dividend to the shareholders, net of semiannual or interim dividends that may have already been distributed.

Sole Paragraph. The Company may, in addition to the annual balance sheet, prepare semiannual or extraordinary balance sheets at any time, and the Board of Executive Officers may, based on any such document, after obtaining previous approval by the Board of Directors, distribute dividends corresponding to the covered period. The Board of Executive Officers, upon prior approval by the Board of Directors, shall be authorized to declare interim dividends from the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

Article 30 – The annual shareholders’ meeting may determine that the directors and executive officers of the Company shall be entitled to profit sharing.

Chapter VIII

Liquidation

Article 31 – The Company shall be liquidated as provided for by law or these Bylaws, it being incumbent upon the shareholders’ meeting to determine the form of liquidation, to appoint the liquidator and to elect the members of the Statutory Audit Committee to operate during the liquidation process.

Chapter IX

Miscellaneous

Article 32 – The admission of new shareholders to the Company shall require prior approval by a shareholders’ meeting specifically called for such purpose pursuant to these Bylaws.

Item 5.

SHAREHOLDERS' AGREEMENT OF
ULTRA S.A. – PARTICIPAÇÕES

Under the present Shareholders' Agreement Instrument, the following parties ("Agreeing Parties"):

I – ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of identity card nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, resident and domiciled at Rua Frederic Chopin, nº 283, apt. 211,,in the City and State of São Paulo;

II – FABIO IGEL, Brazilian, married, businessman, holder of identity card nr 16.473.997-X/SSP-SP and CPF/MF nr 187.996.078-83, resident and domiciled at Rua Professor Arthur Ramos, nr 405, apt 171, in the City and State of São Paulo;

III – MÁRCIA IGEL JOPPERT, Brazilian, widow, businesswoman, holder of identity card nr 2.987.353/SSP-SP and CPF/MF nr 694.695.398-34, resident and domiciled at Rua Cristovão Pereira, nr  421, in the City and State of São Paulo;

IV – ROGÉRIO IGEL, Brazilian, divorced, businessman, holder of identity card nr 2.992.103-X/SSP-SP and CPF/MF nr  061.076.308-30, resident and domiciled at Rua Augusto Eduardo Berti, nr 93, in the City of Itatiba, in the State of São Paulo;

V – JOYCE IGEL DE CASTRO ANDRADE, Brazilian, married, businesswoman, holder of identity card nr 3.005.592-1/SSP-SP and CPF/MF nr 074.266.918-10, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo;

VI – LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card nr 3.045.977-1/SSP-SP and CPF/MF nr 061.094.708-72, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo;

VII – PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, resident and domiciled at Rua Padre João Manoel, nr 493, apt 22, in the City and State of São Paulo;

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VIII –  JOSÉ CARLOS GUIMARÃES DE ALMEIDA, Brazilian, married, engineer, holder of identity card nr 300.310/SSP-SP and CPF/MF nr 007.207.478-72, resident and domiciled at Rua Domingos Leme, nr 440, apt 91, in the City and State of São Paulo;

IX – PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card nr 3.091.522-3/SSP-SP and CPF/MF nr 385.585.058-53, resident  and domiciled at Rua Dr. João Pinheiro, nr 92, in the City and State of São Paulo;

X – CHRISTY PARTICIPAÇÕES LTDA, based at Rua Visconde de Pirajá, nr 351, rooms 916 and 917, in the City and State of Rio de Janeiro, registered under CNPJ nr 33.363.896/0001-22, herein represented pursuant the company's bylaws by HÉLIO MARCOS COUTINHO BELTRÃO, Brazilian, married, engineer, holder of identity card nr  879.392/SSP-DF and CPF/MF nr 008.786.367-73, resident and domiciled at Rua Salvador Cardoso,  nr 176, apt 41, in the City and State of Paulo;

XI – BRUNO IGEL, Brazilian, single,  businessman, holder of identity card nr 23.818.165-0/SSP-SP and CPF/MF nr 315.540.988-66, resident  and domiciled at Rua Lourenço de Almeida, nr 772, 14th floor, in the City and State of São Paulo;

XII – ANA ELISA ALVES CORRÊA IGEL, Brazilian, single, teacher, holder of identity card nr 24.536.992-2 and CPF/MF nr 164.255.308-55, resident  and domiciled at Rua Dr. Francisco Degni, nr 51, apt 161, in the City and State of São Paulo;

XIII – ANA PAULA DE QUEIROZ CUNHA, Brazilian, single, biologist and psychologist, holder of identity card nr 15.619.830-7/SSP-SP and CPF/MF nr 170.007.838-00, resident  and domiciled at Rua Diogo Jacome, nr 518, apt 112, Block 3, in the City and State of São Paulo;

XIV – PEDRO AUGUSTO DE QUEIROZ CUNHA, Brazilian, divorced, engineer, holder of identity card  nr 15.619.514-8/SSP-SP and CPF/MF nr 170.007.848-81, resident  and domiciled at Rua Rainha Guilhermina, nr 20, apt 503, in the City and State of Rio de Janeiro;

XV – GUILHERME DE QUEIROZ CUNHA, Brazilian, married, businessman, holder of identity card nr 15.619.515/SSP-SP and CPF/MF nr 170.007.818-66, resident  and domiciled at Rua Raimundo Chavez, nº 1.652, D14, in the City of Natal and State of Rio Grande do Norte;

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XVI -– EDUARDO QUEIROZ CUNHA, Brazilian, single, businessman, holder of identity card nr 15.619.516-1/SSP-SP and CPF/MF nr 262.824.228-17, resident  and domiciled at Alameda Franca, nr 1570, apt 62, in the City and State  of São Paulo;

XVII – ROBERTO DE CASTRO ANDRADE, Brazilian, married, mechanic engineer, holder of identity card nr 24.252.548-9/SSP-SP and CPF/MF nr 268.013.048-01, resident  and domiciled at Rua Suzano, nr 99, apt 802, in the City and State of São Paulo;

XVIII – BETTINA DE CASTRO ANDRADE GASPARIAN, Brazilian, married, businesswoman, holder of identity card nr 24.252.547-7/SSP-SP and CPF/MF nr 334.990.438-66, resident  and domiciled at Rua Feliciano Maia, nr 101, in the City and State of São Paulo;

XIX – ROBERTA JOPPERT, Brazilian, single, hotel administrator, holder of identity card nr 32.159.513-0/SSP-SP and CPF/MF nr 220.450.938-83, resident  and domiciled at Rua Cônego Roque Viggiano, nr 76, 16, in the City and State of São Paulo;

XX – SANDRA JOPPERT BEVILAQUA, Brazilian, married, businesswoman, holder of identity card nr 29.870.509-6/SSP-SP and CPF/MF nr 296.904.658-05, resident  and domiciled at Rua Venceslau Flexa, nº 130, in the City and State of São Paulo;

and as intervening parties ("Intervening Parties"):

(I)       ULTRA S.A. – PARTICIPAÇÕES, based at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, registered under CNPJ nr 54.041.439/0001-91, herein represented pursuant to the company's bylaws by PAULO GUILHERME AGUIAR CUNHA, and by LUCIO DE CASTRO ANDRADE FILHO, both qualified above, hereinafter referred to as the "Company";

(II)      ULTRAPAR PARTICIPAÇÕES S.A., based at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, registered under CNPJ number 33.256.439/0001-39, herein represented pursuant to the company's bylaws by PEDRO WONGTSCHOWSKI, above qualified and by ANDRÉ COVRE, Brazilian, married, businessman, holder of identity card nr 17.841.059/SSP-SP and CPF/MF nr 130.335.108-09, with professional address at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, hereinafter referred to as "Ultrapar";

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CONSIDERING that the Agreeing Parties jointly hold 100% of the voting capital and 100% of the total capital of the Company, represented by ordinary and preferred shares, except for the preferred shares held by the member of the Board of the Company, Mr. Hélio Marcos Coutinho Beltrão and by the estate of Mr. Gilberto Tamm Barcellos Côrrea;

CONSIDERING that the parties to the shareholders' agreement entered into on December 3, 2009 (the "Original Agreement") held a meeting on the date hereof approving (i) the proposal to convert Ultrapar's preferred shares into common shares ("Conversion"); (ii) the listing of Ultrapar's shares on the New Market (Novo Mercado) segment of BM&FBOVESPA and, consequently, the amendment of the Bylaws of Ultrapar; and (iii) the amendment of the Bylaws of the Company and the execution of a new shareholders' agreement to replace the Original Agreement to reflect the new shareholder control structure of Ultrapar ("Shareholders' Agreement");

CONSIDERING that the Conversion will be submitted to the extraordinary shareholders meeting of Ultrapar, as well as to the special meeting of holders of preferred shares, and, further, that as a result of the Conversion, the Company will no longer hold the number of Ultrapar shares necessary to assure the majority control of the company;

CONSIDERING the interest of the Agreeing Parties in maintaining a representative, defined and stable shareholding block in the Company, capable of acting uniformly with respect to issues relating to their interests as shareholders of the Company, as well as  indirect shareholders of Ultrapar;

CONSIDERING that, on the other hand, it is in the common interest of the Agreeing Parties to regulate the purchase and sale of their respective shareholdings in the capital of the Company;

CONSIDERING that the Agreeing Parties will direct the election of the Board members who will jointly represent them at Ultrapar according to requirements of competence and experience;

CONSIDERING that the Agreeing Parties intend to preserve the values of Ernesto and Pery Igel and the history of Ultrapar and its controlled companies, ensuring the continuity and success of their companies, overseeing the fulfilment of their social and corporate objectives, and observing the principles of ethics, democracy and transparency;

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CONSIDERING that the Agreeing Parties understand that the current Shareholders' Agreement will be eventually improved, adapted and updated as new circumstances require it so, they stipulate that this Agreement has an initial term of 2 (two) years;

Hereby resolve, in the best form of Law, to consummate this Shareholders' Agreement, which will be regulated by the applicable legislation and by the clauses and conditions hereafter stipulated:

I – RELATED SHARES

1.1
This Shareholders' Agreement relates to all common and preferred shares, subscription rights and securities convertible into shares, issued by the Company, owned by the Agreeing Parties, and also to those shares, subscription rights and securities convertible into shares, issued by the Company, which may be acquired by the Agreeing Parties in the future, subsequently defined as shares and rights.

II – EXERCISING THE VOTE OF THE AGREEING PARTIES AT THE SHAREHOLDERS MEETINGS OF THE COMPANY

2.1
The Agreeing Parties agree, at the shareholders meeting of the Company which will deliberate about those actions necessary for the exchange referred to in Section 25 of the Bylaws of the Company, to vote in favor of such actions.

III – PREVIOUS MEETINGS TO THE SHAREHOLDER MEETINGS OF ULTRAPAR

3.1	A previous meeting of the Agreeing Parties shall be held prior to each shareholders' meeting of Ultrapar at which any of the following matters will be discussed ("Previous Meeting"):

a)	amendment to the bylaws of Ultrapar;

b)
creation by Ultrapar of new classes of shares, or the increase of existing classes of shares, or of other rights or securities, convertible or non-convertible into shares , unless if otherwise set forth in or authorized by the bylaws of the company;

c)	change in the rights of the existing classes of shares issued by Ultrapar;

d)	merger, amalgamation or spin-off involving Ultrapar; and

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e)
acquisition or sale of assets by Ultrapar and its controlled companies, including by means of association with third parties, which are submitted to the deliberation of the shareholders meeting of Ultrapar.

3.2
At the Previous Meeting, the Agreeing Parties shall deliberate on the vote to be cast by the Company at the general shareholders meeting of Ultrapar.  The Board of Directors of the Company shall adhere to the resolutions of the Previous Meeting in the exercise of its powers set forth in Section 15, (d) of the Bylaws of the Company, as well as by the representative of the Company at the shareholders meeting of Ultrapar.

3.3
The Previous Meeting shall be convened in a timely manner by the chairman of the Board of Directors or, in his absence, by any of the Agreeing Parties by means of e-mail, fax, or any other means of written communication sent to the other Agreeing Parties, with a minimum prior notice of 5 (five) days. The convening notice must contain an agenda of the shareholders meeting of Ultrapar. The Previous Meeting will be held at the headquarters of the Company or, if not possible, at any other place within the city of São Paulo.

3.4	The Agreeing Parties representing at least 66% (sixty six percent) of the common shares issued by the Company, excluding treasury shares, must be present for a Previous Meeting to be held.

3.5
The Board of Directors of the Company shall be bound by the resolutions of the Previous Meeting only if they are approved by the affirmative vote of Agreeing Parties representing at least 66% (sixty six percent) of the common shares issued by the Company, excluding treasury shares.

3.6	Each common share issued by the Company and held by the Agreeing Parties will correspond to one vote in the decisions taken at the Previous Meeting.

IV – ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

4.1
Each Original Signatory Agreeing Party (as defined in item 4.4 below) to this Shareholders' Agreement will have the right to elect 1 (one) director of the Company, which right is not transferable to his/her heirs or successors, so long as the following eligibility requirements are satisfied by the respective directors: (i) to have a clean reputation; (ii) not to hold any position at

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any company that may be considered a competitor to the Company or Ultrapar; and (iii) not to have any conflict of interest with the Company or Ultrapar.

4.2
Each Original Signatory Agreeing Party has the right to transfer its shareholdings in the Company to a Holding Company, as defined in Clause 5.8 below, it being agreed that the Holding Company will be entitled to the right to elect directors set forth in Clause 4.1.

4.3
The right to elect directors set forth in Clause 4.1 above is subject to the following conditions, cumulatively: (i) it must be exercised by an Original Signatory Agreeing Party or a Holding Company; and (ii) such Original Signatory Agreeing Party or Holding Company holds at least  5% (five percent) of the voting capital of the Company.

4.4
For the purposes of  Clause 4.1 above, Original Signatory Agreeing Party to this Shareholders' Agreement are Mr. Paulo Guilherme Aguiar Cunha, Ana Maria Levy Villela Igel, Lucio de Castro Andrade Filho, Márcia Igel Joppert, Joyce Igel de Castro Andrade, Rogério Igel, José Carlos Guimarães de Almeida, Pedro Wongtschowski, Fabio Igel, Christy Participações Ltda..

V – RIGHT OF FIRST REFUSAL

5.1
In the event that any Agreeing Party receives an offer from an Agreeing Party or any third party to assign, with or without consideration, directly or indirectly, all or part of their common and preferred shares issued by the Company and rights in connection with the Agreement, to which he or she is a holder ("Selling Party"), such Selling Party will be obliged to firstly offer his or her shares and rights, individually, to all the other Agreeing Parties, in writing, by registered mail or by hand delivery requiring the signature of the recipient, stating the quantity, payment currency and price of the shares and rights offered ("Right of First Refusal Offer").

5.2
The Agreeing Parties  to whom the Right of First Refusal Offer is being made will have up to 30 (thirty) consecutive days from the date on which the correspondence was received, to reply in writing to the Selling Party, in respect of the offer.

5.3
Each Agreeing Party to whom the  Right of First Refusal Offer is being made shall exercise the right of first refusal of the shares and rights in connection with the Shareholders' Agreement, allotted in proportion to the percentage of the total capital of the Company that they hold at the date of the Right of First Refusal Offer, excluded the treasury shares. In this way, the right of

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first refusal shall be exercised both in respect to the common shares and the preferred shares offered, independently of the type or proportion of the common or preferred shares owned by the party receiving the offer.

5.4
In the event of there being a surplus of shares, due to the non-exercising of the right of first refusal over shares and rights in connection with the Shareholders' Agreement, these shares will be offered to the Agreeing Parties who have exercised their rights, according to the respective proportion of their shareholdings at the date of the Right of First Refusal Offer , and who will have up to 15 (fifteen) consecutive days to respond, so as to turn effective the purchase of all the shares and rights offered.

5.5
The Selling Parties are not obliged to preferentially sell off any of their shares or rights in connection with the Shareholders' Agreement if there is no interest on the part of the other Agreeing Parties in purchasing the entire shareholding offered.

5.6
If there should be no interest on the part of the other Agreeing Parties in purchasing the totality of the shares and rights offered by the Selling Party, and the third party offeror is not a party to this Shareholders' Agreement, a shareholders meeting of the Company shall be called to deliberate on the third party offeror becoming a shareholder of the Company in accordance with Section 32 of the Bylaws of the Company, it being agreed that, if such approval is obtained, the Selling Party may sell the shares and rights offered to the third party offeror within 180 (one hundred eighty) days from the date the shareholders meeting was held, provided that such shares and rights are sold in their totality and rigorously at the same price, currency of payment and all the other conditions preferably offered to the Agreeing Parties.   After the abovementioned 180 (one hundred eighty) day term has expired, the right of first refusal of the Agreeing Parties provided for in this Chapter V shall be reestablished.

5.7
In the event there is no interest of the other Agreeing Parties in acquiring the totality of shares and rights offered by the Selling Party and the third party offeror is a party to this Shareholders' Agreement, the Selling  Shareholder may sell such shares and rights to the Agreeing Party offeror within up to 180 (one hundred eighty) days from the expiry of the time limit referred to above, provided that it is offered in its entirety, adhering rigorously to the same price, payment currency and all other conditions preferentially offered to the Agreeing Parties. After the period

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of 180 (one hundred eighty) days stipulated above has expired, the right of first refusal of the Agreeing Parties will again enter into force, as outlined in Chapter V.

5.8
Excluded from the restrictions in this present Chapter V are transfers of common or preferred shares or rights subject to the Shareholders' Agreement held by the Agreeing Parties to their parents in direct line of ascent, descendents and spouses, and also to companies with a Brazilian shareholding, already existing or that may be founded by any Agreeing Party and his or her parents in direct line of ascent and descendents, provided that it has the specific statutory purpose of holding a stake in the capital of the Company ("Holding Companies"), with the obligation, through their legal representatives, without any restriction or reservation, to sign the present legal instrument, the shares issued by the Company thereby remaining part of their estate and fully subject to this Shareholders'  Agreement.

VI – ENCUMBRANCE OF SHARES

6.1
Except for any beneficial use and trusteeship arrangement constituted prior to the signing of the present Agreement in favor of parents in direct line of ascent, descendents, or spouses, it is prohibited for any Agreeing Party, without the prior and express unanimous approval of the other parties to the Agreement, to constitute a pledge, fiduciary disposition, or any other tangible right of benefit, or offer a guarantee, on the shares or rights subject to the Shareholders' Agreement, or to offer them as surety.

VII – RIGHT OF JOINT SALE

7.1
Any Agreeing Party having knowledge of any proposal by any other Agreeing Party or third party to buy a block of shares equal to or greater than 10% (ten percent) of the total amount of shares and rights subject to the Shareholders' Agreement must inform all the other Agreeing Parties, by registered mail or by  hand delivery requiring the signature of the recipient, thus enabling them to participate jointly in this sale, selling their holding in proportion to their shares subject to the Shareholders 'Agreement, pro rata to the block of shares being acquired.

7.2
The Agreeing Parties interested in exercising this right of joint sale of shares subject to the Shareholders' Agreement, provided for in Clause 7.1 above, must advise the selling and purchasing Agreeing Parties, by registered mail or by hand delivered requiring the signature of

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the recipient, with a copy to be sent to the other Agreeing Parties and to the management of the Company, within 30 (thirty) days of having knowledge of the transaction.

7.3
The sale to another Agreeing Party or third party of shares or rights subject to the Shareholders' Agreement, having a value equal or greater than 10% (ten percent) of the total amount of shares and rights subject to the Shareholders' Agreement, or which represent the sale of control of the Company, shall only be effective through the simultaneous express declaration in writing by the purchaser of a commitment to also purchase, for the same price, in the same currency of payment and under the same conditions, those shares of the other Agreeing Parties who wish to sell, in accordance with the terms of Clause 7.1 hereof.

VIII – ADHERENCE TO THE AGREEMENT IN THE EVENT OF VOLUNTARY SALE

8.1
Subject to the provisions of Section 32 of the Bylaws of the Company, the validity of the sale of the shares and rights in connection with the Shareholders' Agreement to third parties is subject to the purchaser adhering to the terms of this Shareholders' Agreement, without exception or reserve, which will, therefore, be automatically applied to the said party, his or her heirs and successors, irrevocably and unretractably.

IX – ADHERENCE TO THE AGREEMENT IN THE EVENT OF NON-VOLUNTARY SALE

9.1
In the event of a judicial transfer of shares issued by the Company, in connection with the Shareholders' Agreement, including as a consequence of an inventory or judicial separation, divorce, long-term conjugal relationship or liaison, bankruptcy, liquidation, judgment lien, public or private auction, the judicial acquirer is obliged to adhere, without reservation or exception, to all the terms of the current Shareholders' Agreement.

X – SALE OF HOLDING COMPANY OWNED BY AN AGREEING PARTY  – SPIN OFF

10.1
If any of the Agreeing Parties wishes to sell the control of his or her Holding Company, the sale of which involves the indirect transfer of shares and rights in connection with the Shareholders' Agreement, such Agreeing Party will be obliged to spin-off the holding company, with the aim of transferring that part of the company's assets corresponding to these shares and rights to another Holding Company.

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10.2
The shares or quotas of the  Holding Company resulting from the spin-off will be subject to the same restrictions of sale, transfer, and encumbrance as the shares and rights subject to the Shareholders' Agreement, established above.

XI – EFFICACY, VALIDITY AND SUCCESSION

11.1
This Shareholders' Agreement is conditioned upon effective approval of the Conversion by the shareholders of Ultrapar and will be valid for 2 (two) years as from such approval.  This Shareholders' Agreement can be terminated at any time upon deliberation by Agreeing Parties representing at least 80% (eighty percent) of the common shares issued by the Company related to this Shareholders' Agreement, excluded treasury shares.

11.2	The current Shareholders' Agreement applies, in all its terms and conditions, to the heirs and successors of the Agreeing Parties.

XII – SPECIFIC EXECUTION

12.1
Any non-fulfillment by the Agreeing Parties, their heirs and successors, of any of the obligations stipulated in this Shareholders' Agreement, will result in the specific execution of the obligation to do and to declare their willingness to do through the procedure of self-regulation set out in paragraphs 8 and 9 of Article 118 of Law 6,404, 1976, as well as the judicial execution set out in paragraph 3 of the same Article 118 of Law 6,404, 1976, and in Articles 461, 461-A, 466-A to 466-C, 632 and subsequent articles of the Code of Civil Procedure.

12.2
For the implementation of Article 118 of Law 6,404, 1976, a copy of the current Shareholders' Agreement will, on the initiative of any of the Agreeing Parties, be filed at the head offices of the Company and Ultrapar, which must rigorously observe all its terms.

12.3
The obligations resulting from this Shareholders' Agreement will be annotated in the books of the Company and Ultrapar by the financial institution charged with the task, these annotations constituting an impediment to the carrying out of any corporate acts or business in violation of that agreed upon in this instrument, the Company and Ultrapar thus being legitimately authorized, in such an event, to refuse to register such acts or business, and as a consequence, to refuse the transfer of ownership or title of any rights over the shares and rights encompassed

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in this covenant, as well as, in particular, the exercising of the voting right thereby derived from them.

XIII – GENERAL PROVISIONS

13.1	The current Shareholders' Agreement replaces and supplants the Original Agreement and any other previous agreement signed by the Agreeing Parties in the Company.

13.2	The Agreeing Parties, from this date, may not sign any other shareholders' agreement, either between themselves or with any future shareholders of the Company or Ultrapar.

13.3	Any invalidation, inefficacy or nullity of any of the clauses in the current Shareholders' Agreement will not imply, ipso facto, invalidation, inefficacy or nullity of the others.

13.4
The tolerance of any of the Agreeing Parties in regard of possible delays, on the part of the others, in fulfilling the obligations herein assumed will not imply any new adjustment to the terms contained in this legal instrument, or renouncement of the rights empowered by them and thus attributed.

13.5	The current Shareholders' Agreement may only be altered through a written instrument, signed by all the Agreeing Parties.

13.6
The Agreeing Parties hereby commit themselves to ensuring that the resulting necessary changes are made to the bylaws of the Company, as a result of the execution of this Shareholders' Agreement and its execution, throughout the period that it remains in force.

13.7
In the case of omissions, doubts, questions or conflicts between Agreeing Parties, these must be submitted to a single arbitrator, unanimously designated by the Agreeing Parties, who will commit themselves to respecting, without restriction or reservation, the decision handed down by the arbitrator.

13.8
If the necessary unanimous agreement is not reached on the appointment of a single arbitrator, the issues arising will be determined by arbitration procedure carried out according to the rules of the Brazil-Canada Chamber of Commerce, in São Paulo, in Portuguese, and under the application of the Brazilian Law.

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And, being duly in agreement, the Agreeing Parties hereby sign the 03 (three) counterparts of this agreement, in identical content and form, in the presence of two undersigned witnesses.

São Paulo, April 1st, 2011.

Agreeing Parties:

ANA MARIA LEVY VILLELA IGEL	FABIO IGEL

MÁRCIA IGEL JOPPERT	ROGÉRIO IGEL

JOYCE IGEL DE CASTRO ANDRADE	LUCIO DE CASTRO ANDRADE FILHO

PAULO GUILHERME AGUIAR CUNHA	JOSÉ CARLOS GUIMARÃES DE ALMEIDA

PEDRO WONGTSCHOWSKI	CHRISTY PARTICIPAÇÕES LTDA

Represented by:

HÉLIO MARCOS COUTINHO BELTRÃO

BRUNO IGEL	ANA ELISA ALVES CORRÊA IGEL

ANA PAULA DE QUEIROZ CUNHA	PEDRO AUGUSTO DE QUEIROZ CUNHA

GUILHERME DE QUEIROZ CUNHA	EDUARDO QUEIROZ CUNHA

ROBERTO DE CASTRO ANDRADE	BETTINA DE CASTRO ANDRADE GASPARIAN

ROBERTA JOPPERT	SANDRA JOPPERT BEVILAQUA

Intervening parties:

ULTRA S.A. PARTICIPAÇÕES Represented by:	ULTRAPAR PARTICIPAÇÕES S.A. Represented by:

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Witnesses:
1. _____________________________________________ Name: RG: CPF/MF:	2. _____________________________________________ Name: RG: CPF/MF:

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Item 6.

ULTRAPAR PARTICIPAÇÕES S.A. CNPJ Nr. 33.256.439/0001- 39 PUBLICLY TRADED COMPANY

MARKET ANNONCEMENT

Ultrapar Participações S.A. (“Company”) reports to its shareholders on the following information with respect to the withdrawal rights provided for by Article 137 of Law nr. 6,404/76, which supplements the information disclosed to the market through the Material Notice, dated as of the date hereof, regarding the proposal to convert the Company’s preferred shares into common shares (“Conversion”):

1)	Preferred shareholders who dissent from the resolutions regarding the potential approval of the Conversion (“Dissenting Shareholders”) will have withdrawal rights.

2)	The shareholdings as of the close of trading on April 4th, 2011 will be considered for the purposes of the exercise of the withdrawal rights.

3)
The withdrawal price, pursuant to Law nr. 6,404/76, will be calculated based on the Company’s latest financial statements approved by the date of the shareholders’ deliberation on the Conversion. Based on the estimated date of the general shareholders’ meeting and the special preferred shareholders’ meeting, such financial statements will be the financial statements as of and for the year ended December 31, 2010.  The book value per share based on such financial statements, which were released on February 25, 2011, is R$9.61 (nine reais and sixty-one centavos).

4)
The Dissenting Shareholders who wish to exercise their withdrawal rights must do so within 30 (thirty) days from the date of publication of the minutes of the special preferred shareholders’ meeting, by written notice delivered to the attention of the investor relations department at the Company’s headquarters.

5)	The Dissenting Shareholders have the right to request the preparation of a special balance sheet pursuant to Article 45, Paragraph 2 of Law nr. 6,404/76.

São Paulo, April 4th, 2011.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: April 05th, 2011	By:	/s/ André Covre
Name:André Covre
Title:Chief Financial and Investor Relations Officer

(Material Notice, Minutes of a Meeting of the Board of Directors, Draft of Bylaws of Ultrapar Participações S.A., Draft of Bylaws of Ultra S.A.Participações, New Ultra S.A.Participações Shareholders Agreement, Market Announcement)